                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                        Commission File Number: 000-31205

                           NOTIFICATION OF LATE FILING


                        (Check One):

( ) Form 10-K  ( ) Form 11-K   ( ) Form 20-F    (x) Form 10-Q  ( ) Form N-SAR

                 For Period Ended: September 30, 2001

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:_____________________


   Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

                         Victor Ebner Enterprises, Inc.
                   ------------------------------------------
                             Full Name of Registrant

                    c/o Troutman Sanders Mays & Valentine LLP
                       1660 International Drive, Suite 600
                   ------------------------------------------
            Address of Principal Executive Office (Street and number)


                                  McLean 22102
                   ------------------------------------------
                            City, State and Zip Code



                       PART II- Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

The Registrant hereby represents that:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion could not be filed within the prescribed period. (Attached extra sheets if needed.)

     The Company is awaiting information from third parties in order to complete the preparation of the Company's September 30, 2001 Form 10-QSB. Accordingly, the registrant requests a 5 day extension until November 19, 2001 to file its SEC Form 10-QSB.

                           PART IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:


         Christian Ebner       (604)                     605-0507
         -----------          ------------------      -------------
          (Name)                (Area Code)        (Telephone Number)


     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [ X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion
thereof?               [ ] Yes [ X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if applicable, state the reason why a reasonable estimate of the results cannot be made.

Largo Vista Group, Ltd. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2001            By:   /s/ Christian Ebner
                                       -------------------------
                                        Christian Ebner
                                        President